NAME OF REGISTRANT:
Franklin Investors Securities Trust
File No. 811-04986

EXHIBIT ITEM No. 77d (g): Policies with respect to security investments



FIST2 P-2
                SUPPLEMENT DATED OCTOBER 2, 2007
              TO THE PROSPECTUS DATED MARCH 1, 2007
                               OF
               FRANKLIN INVESTORS SECURITIES TRUST
 (Franklin Adjustable U.S. Government Securities Fund, Franklin
  Floating Rate Daily Access Fund, Franklin Low Duration Total
            Return Fund, Franklin Total Return Fund)

The prospectus is amended as follows:

I. The first paragraph under the "Goal and Strategies - Main
Investment Strategies" section for Franklin Total Return Fund on page 52, is revised as follows:

Under normal market conditions, the Fund invests at least 80% of its assets in investment grade debt securities. The Fund focuses on government and corporate debt securities and mortgage and asset-backed securities.

II. The eighth paragraph of the "Goal and Strategies - Main
Investment Strategies" section for Franklin Total Return Fund on page 54, is revised as follows:

Securities rated in the top four ratings categories by independent rating organizations such as Standard & Poor's (S&Pr) and Moody's Investors Service (Moody's) are considered "investment grade." The Fund generally invests in investment grade securities or in unrated securities the Fund's manager determines are comparable. The Fund may invest up to 20% of total assets in non-investment grade debt securities, including up to 5% in securities rated lower than B by S&P or Moody's, which may include defaulted securities. The Fund's focus on the credit quality of its portfolio is intended to reduce credit risk and help to preserve the Fund's capital.



        Please keep this supplement for future reference